GYRUS
GROUP PLC

RECEIVED
2007 MAR 22 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA
Tel: +44 (0)118 921 9750
Fax: +44 (0)118 921 9850

07021999

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

SUPPL

20 March 2007

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following announcements, which were recently made to the London Stock Exchange.

- Stock Exchange Announcement regarding Final Results dated on 16 March 2007.
- Stock Exchange Announcement regarding Holding(s) in Company dated 19 March 2007.
- Stock Exchange Announcement regarding Holding(s) in Company dated 19 March 2007.

Yours sincerely,

Yomi Akisanya

Enc.

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

dlw 3/22

Company	Gyrus Group PLC
TIDM	GYG
Headline	Final Results
Released	07:00 16-Mar-07
Number	0615T

16 March 2007

Gyrus Group PLC

Gyrus grows revenue by 42% and Adjusted EPS* by 20%

Gyrus Group PLC ("Gyrus" or "the Group"), a leading supplier of medical devices which reduce trauma and complications in surgery, today announces its preliminary results for the year ended 31 December 2006.

Financial Highlights

- Group revenues up 42% to £213.3 million (2005: £150.4 million) including full year of ACMI revenue
- Underlying proforma** revenue growth of 7% from continuing operations as a result of a stronger performance in the second half of the year
- Reported operating profit up 84% to £19.1 million (2005: £10.4 million); Underlying operating profit* up 65% to £35.2 million (2005: £21.3 million)
- Adjusted EPS* rises 20% to 17.1p (2005: 14.2p) slightly ahead of market expectations and basic EPS increases 61% to 9.0p (2005: 5.6p)

** Excluding, where relevant, material non-recurring items, amortisation of acquired intangibles, restructuring costs and the separately disclosed IAS 12 adjustment to goodwill and other deferred tax movements.*

***Proforma 2005 comparative assumes a full year effect of ACMI rather than from the date of acquisition (21st July 2005)*

Operational Highlights

- Surgical Division sales up to £52.5 million with strong performance from PK® instrument portfolio; proforma** constant currency revenue grows by 19% in the US
- Successful launches of PlasmaCision® products in Surgical Division produce disposable product sales of $4.6 million (2005: $1.3 million) and an installed base of 407 G400 Generators
- Partnered Technologies Division grows revenue 14% on strong performances by the portfolio of partners
- Urology & Gynaecology Division finishes year strongly to report 4% underlying proforma revenue growth after a flat first half. US sales of PK SuperPulse products reach $10.1 million (2005: $5.4 million)
- ACMI integration programme on track for $25 million savings target overall and underlying operating margin* improves to 16.5% (2005: 14.2%)

Brian Steer, Executive Chairman, said:

"We have delivered earnings ahead of expectations reflecting the Group's improved trading and leaner cost base. In 2006 we made excellent progress with the integration of Gyrus ACMI, having reorganised and refocused the Group on our "See and Treat" technology. We are now seeing the strategic benefits of the combined product portfolio and are encouraged by the developing momentum of our new products.

"Although the weakness of the US dollar remains a translation concern, we anticipate further improvement in our operating margin and the continued strengthening of our business in 2007."

Enquiries:

Gyrus Group PLC	On 16 March 2007:
Brian Steer, Executive Chairman	Tel: 0207 831 3113
Simon Shaw, Chief Financial Officer	Tel: 0207 831 3113
Financial Dynamics	
Ben Atwell / John Gilbert	Tel: 0207 831 3113

Overview

In our last annual report we concluded "...We look at 2006 as the foundation year for significant integration and new product introductions, which will determine our future success...". This is a succinct summary of the Group's strong performance in 2006, a year in which we have progressed well with the operational integration of Gyrus ACMI, having reorganised and refocused the Group on the value of our "See and Treat" technology platform. In addition to bringing a large number of new products to market, we have continued to deliver strong growth in the Group's revenue and earnings.

The Group's reported sales revenue grew by 42% to £213.3 million (2005: £150.4 million). The majority of this growth derived from the full year effect of the acquisition of ACMI in July 2005. Underlying proforma constant currency revenue grew by approximately 7% year-on-year showing a slight improvement in the second half compared with the first six months.

The Group continued to improve its operating margin, which translated into basic earnings per share (EPS) growth of 61% to 9.0p (2005: 5.6p) and our underlying measure of Adjusted EPS, which grew 20% to 17.1p (2005: 14.2p).

The Surgical Division

Global Surgical Division revenue increased on a reported basis by 40% to £52.5 million (2005: £37.6 million) although this includes the effect of the transfer of certain laparoscopic products from ACMI to the Surgical Division at the end of 2005. The Division posted 19% proforma revenue growth in the US on a constant currency basis, primarily due to the continued growth of the laparoscopic hysterectomy market in the United States. In addition the early stage of the Division's launch into the large general surgery market is encouraging.

Overall US sales of the Division's PK disposable instrument range grew by over 40% to $38.9 million (2005: $27.5 million). Of this PK Cutting forceps, the product through which the Division has grown consistently over the last five years, continued their strong performance in 2006 posting sales of $27.3 million in the US, representing growth of over 34% on the prior year (2005: $20.3 million). The Division continues to build its position in the laparoscopic hysterectomy market and last year approximately 400 surgeons were trained in laparoscopic gynaecological techniques under Gyrus ACMI's sponsored programmes.

The G 400 Generator, which is now the Surgical Division's workstation and can power the full range

of conventional PK and newer PlasmaCision® instruments for use in both gynaecology and general surgery performed well with 407 new generators installed into the US market since its launch in March 2006.

In March 2006, the Division introduced its first laparoscopic instruments for general surgery using PlasmaCision, our simultaneous "cut and seal" technology. The Plasma Trissector and Plasma J Hook joined the PlasmaSeal (for open surgery) and the PlasmaSpatula (gynaecology) to form the Surgical Division's PlasmaCision portfolio which represented sales of $4.6 million in 2006, an increase of approximately 250% on the prior year (2005: $1.3 million).

The two lead products, PlasmaSeal and Plasma Trissector (for open and laparoscopic surgery respectively) underwent significant optimisation processes during the period from launch to the end of the year. During this period they were only available to the market on a restricted basis.

The Urology & Gynaecology Division

The Urology & Gynaecology Division's reported global revenue reached £96.1 million, a 93% increase on the prior period (5.5 month period in 2005: £49.7 million). On a proforma basis, US revenue grew 4% in constant currency when compared against a strong pre-acquisition comparative. The Division was refocused onto the sale of single use products and several new product launches resulted in encouraging signs of a pick up in revenue growth during the second half of the year.

In the US cysto-resection market, sales grew by approximately 7% in 2006 to just over $67 million. The PK SuperPulse products for prostate and bladder treatment performed increasingly strongly during the course of the year. Having posted $3.4 million in revenue in the first six months of the year, PK product sales accelerated in the third quarter and finished the year at $10.1 million.

The performance of the Division's stone management portfolio in the US was mixed with overall sales down by just under 2% on the proforma full year comparative to a total of $60 million. Some important products in the range performed well, with semi rigid ureteroscopes showing sales growth of 55% following the launch of the new MR6-A (autoclaveable) scope and laser fibres and accessories growing by over 7%. There was a decline in sales of the Division's conventional fibre optic-based flexible ureteroscopes, primarily as a result of customers delaying capital investment on replacement scopes until the launch of the Division's new digital Invisio ureteroscope, the DUR-D. This scope was introduced to the market late in the year and is expected to generate significant revenue in 2007.

The endoscopic gynaecology portfolio performed well with US sales growing by just over 13% to $18.7 million supported by strong performances in fluid management and disposable instruments.

The ENT Division

Whilst underlying revenue from continuing operations remained flat on a constant currency basis, the ENT Division increased its profit contribution substantially as it restructured to focus on the surgical aspects of its current and future portfolio. In the last quarter the Division began a significant overhaul of its management and sales force to achieve this. Global Divisional revenue fell by 4% on a reported basis, due to the decline in the dollar, to £38.5 million (2005: £40.1 million).

The Otology business contributed US sales revenue of approximately $23.2 million in 2006, a decline of 3% on the previous year (2005: $23.8 million). This performance is consistent with normal variations between periods for this mature market in which we hold the leading position.

The Sinus and Rhinology business contributed US sales of $16.3 million in 2006, approximately 6% higher than the previous year (2005: $15.4 million). During the first nine months of the year revenue was adversely affected by litigation mounted against the Division by Medtronic Xomed in respect of

the Division's Diego® micro-debrider product. In September 2006, Medtronic dropped the case and sales of the Diego range have improved since that time to record annual growth of 12% compared with 9% at the half-year stage.

Head and Neck surgery comprises a number of different products but the primary focus for the future is on the Division's PlasmaCision derived products, the J PlasmaKnife for tonsils and the Dissector PlasmaKnife for radical procedures such as thyroidectomy, which were launched towards the end of the year.

The Partnered Technologies Division

The Partnered Technologies Division showed strong growth with each of its principal partner relationships contributing well. The Division reported global revenue growth of 14% to £26.2 million (2005: £23.0 million). In addition it commenced a potentially interesting new relationship in the area of robot-assisted surgery with Intuitive Surgical Inc.

International Sales

By the end of the year the International sales organisation had addressed the need to rationalise its distribution partnerships around the world. The process of achieving this restricted revenue growth in the year, resulting in constant currency growth of 2% year-on-year.

Overall the Group enjoyed a strong finish to the year and revenue growth for the second half began to improve towards the Group's target of 10% per annum.

Gross Margin

The Group's reported gross margin improved to 59.3% in 2006 (2005: 55.6%) and excluding restructuring costs and material non-recurring item, the gross margin improved to 60.5% (2005: 58.8%).

This was achieved through a combination of volume, mix, lean manufacturing and integration improvements. The legacy ACMI manufacturing plants benefited significantly from both the continuation of the operating efficiency programmes started pre-acquisition and the implementation of lean manufacturing since then.

Operating Expenses

The Group's operating expenses, before restructuring costs, increased as a result of the full year effect of the ACMI acquisition but decreased as a percentage of sales revenue to 44.3% (2005: 45.5%) following the removal of duplicated overhead costs and improved purchasing power for non-stock expenses such as insurance coverage.

Selling and distribution expenses increased substantially to 27.8% of sales revenue (2005: 25.9%). This was primarily due to increased expenditure on sales, marketing and training/support staff and associated resources to support new product launches.

R&D and New Products

During the year we focused our development resources primarily on the Group's "See and Treat" platform comprising the Group's Invisio® digital visualisation capability and PK tissue management technology.

During 2006 our expenditure on research and development, before restructuring costs, increased 16% to £15.2 million (2005: £13.1m) but declined as a percentage of sales to 7.1% (2005: 8.7%).

Overall R&D spend including capitalised costs represented 7.6% of revenue (2005: 8.9%). Of this, approximately £1.3 million (2005: £1.9 million) was expensed in the successful defence against an intellectual property infringement action brought against the ENT division by Medtronic Xomed.

In the visualisation field Gyrus ACMI introduced three new camera systems during the year, including the Titan, the first 3 chip digital camera, which can withstand repeated sterilisation by autoclave, and two megapixel digital camera heads. In addition, we introduced the DUR-D ureteroscope, our latest flexible endoscope to incorporate Invisio digital technology. We have high expectations for this product's success in the market.

In the tissue management field, Gyrus ACMI introduced the PlasmaCision range of products for general abdominal surgery and, in the last quarter, for the ENT market. We now have seven separate disposable instruments incorporating the Group's proprietary PlasmaCision simultaneous "cut and seal" technology. We anticipate that the Surgical and ENT Divisions will make significant gains in their respective markets with these instruments.

Profitability

The Group's reported operating profit for 2006 was £19.1 million (2005: £10.4 million) representing an 84% increase on the prior year. Excluding material non-recurring items, amortisation of acquired intangibles, restructuring costs and the separately disclosed IAS 12 adjustment to goodwill, operating profit increased by 65% to £35.2 million (2005: £21.3 million), representing an operating margin of 16.5% of sales revenue (2005: 14.2%). Although restructuring charges will continue to have an impact upon 2007 and 2008 the Group is well on course to meet its goal of substantially improving its underlying operating margin to 20%.

Integration of Gyrus ACMI

In 2006 the Group made substantial progress in integrating ACMI. This process, which involved significant restructuring programmes related to manufacturing capacity and location, incurred restructuring costs of £5.8 million before taxation (2005: (23 weeks) £2.4 million).

We are nearing completion of the closure of our facility in Racine, Wisconsin, a process that commenced in January 2006. In mid-year we announced the instigation of a sheltered manufacturing programme in Mexico, which is designed to take on the manufacturing of products for which labour and overhead cost is a significant barrier to success. The first product to have been manufactured at our new Saltillo site was despatched in February 2007. In addition we have set up the Gyrus ACMI Customer Service and Distribution Centre in Maple Grove, Minnesota and further increased our manufacturing capacity there.

Finally, we have also been working on the implementation of a new Oracle Enterprise Resource Planning (ERP) system throughout the Group. This is designed, over the next two years, to replace most of the multiple computer systems and manual processes which are currently in use throughout the Group. The Maple Grove Distribution Centre was the first site to go live on the new system in early March 2007.

Earnings per share

Basic EPS of 9.0p in 2006 increased by 61% on the prior year (2005: 5.6p). Adjusted EPS, which excludes the amortisation of acquired intangible assets, net restructuring costs (including the cost of the one-off special LTIP award, but not "normal" annual awards), material non-recurring items, the separately disclosed IAS 12 adjustment to goodwill and other movements on deferred taxation increased 20% to 17.1p (2005: 14.2p).

Installed base of Generators in the US

In 2006 the installed base of generators in the US grew by 21% to 6,353 units (2005: 5,248 units). Sales of disposable instruments associated with these generators increased by 30% to $60.2 million (2005: 22% and $46.3 million respectively). During 2006 the Group continued to sell approximately 50% of the generators which we supplied to the US market overall, with the remainder placed under a variety of loan schemes.

The Group's investment in placing generators in the year increased by 27% to £1.9 million (2005: £1.5 million) in line with placement volumes.

Management and staff

It is a testament to the capability and commitment of our staff around the world that we have been able to progress on all fronts this year whilst making the restructuring changes necessary to support our future success.

During the year there have been some changes in personnel and responsibilities amongst the members of the Group Operating Board, which is the primary forum for the day-to-day management of the Group's activities. Andy Zappas was appointed President of the Urology & Gynaecology Division with a particular brief to build the disposable product business. Following the departure of Frank D'Amelio as Chief Technology Officer, Roy Davis, Chief Operating Officer, has taken over responsibility for research and development activities alongside his existing operational duties. Tom Murphy, Executive Vice President, has taken on responsibility for the Group's Customer Service and Distribution Centre and, in addition, he is responsible for the implementation of the Oracle ERP System. Finally, Simon Shaw, Chief Financial Officer, has assumed executive responsibility for the Partnered Technologies Division.

Board

In preparation for the next phase of the Group's development, the Board appointed John Rennocks and Katherine Innes Ker as Non-Executive Directors in October 2006. Charles Goodson-Wickes will retire at this year's Annual General Meeting and we thank him for his strong and wise support of the Group over the 10 years he has held office. Michael Garner, Deputy Chairman has agreed to take responsibility for ensuring an orderly Chief Executive succession process during 2007.

During 2006 the Nominations Committee began its preparation for the Chief Executive succession programme and the selection process has now commenced. It is anticipated that a decision will be made by the time of the Group's interim results in September this year.

Summary and Outlook

We have delivered earnings ahead of expectations reflecting the Group's improved trading and leaner cost base. In 2006 we made excellent progress with the integration of Gyrus ACMI, having reorganised and refocused the Group on our "See and Treat" technology. We are now seeing the strategic benefits of the combined product portfolio and are encouraged by the developing momentum of our new products.

Although the weakness of the US dollar remains a translation concern, we anticipate further improvement in our operating margin and the continued strengthening of our business in 2007.

Gyrus Group PLC
Consolidated Income Statement
Year ended 31 December 2006

	Note	Year ended 31	Restructuring	IAS 12	Year ended

	Note	December 2006 pre-restructuring costs and IAS 12 adjustment	(note 4)	adjustment to goodwill (note 5)	31 December 2006
		£000	£000	£000	£000
Revenue	2	213,342	-	-	213,342
Cost of sales		(84,351)	(2,514)	-	(86,865)
Gross profit		128,991	(2,514)	-	126,477
Other operating income		695	-	-	695
Selling and distribution expenses					
- Selling and distribution		(59,334)	(1,952)	-	(61,286)
- Amortisation of acquired intangible assets		(5,506)	-	-	(5,506)
Research and development expenses					
- Research and development		(15,196)	(308)	-	(15,504)
- Amortisation of acquired intangible assets		(2,942)	-	-	(2,942)
General and administrative expenses		(19,982)	(1,034)	(1,773)	(22,789)
Operating profit	2	26,726	(5,808)	(1,773)	19,145
Financial income		1,322	-	-	1,322
Financial expense		(10,342)	-	-	(10,342)
Profit before taxation		17,706	(5,808)	(1,773)	10,125
Taxation	5	940	2,128	-	3,068
Profit for the year		18,646	(3,680)	(1,773)	13,193
Earnings per ordinary share					
Basic	6				9.0p
Diluted	6				8.7p

All activities were in respect of continuing operations

Gyrus Group PLC
Consolidated Income Statement
Year ended 31 December 2005

	Note	Year ended 31 December 2005 pre-restructuring costs and material non-recurring items (notes (a) and	Restructuring (note 4)	Impact of fair value adjustments on acquired inventory and option accounting (notes (a) and	Year ended 31 December 2005

	Note	(b) below) £000	£000	(b) below) £000	£000
Revenue	2	150,376	-	-	150,376
Cost of sales		(62,006)	(57)	(4,686)	(66,749)
Gross profit		88,370	(57)	(4,686)	83,627
Other operating income		1,501	-	-	1,501
Selling and distribution expenses					
- Selling and distribution		(38,955)	(1,206)	-	(40,161)
- Amortisation of acquired intangible assets		(2,524)	-	-	(2,524)
Research and development expenses					
- Research and development		(13,148)	-	-	(13,148)
- Amortisation of acquired intangible assets		(1,349)	-	-	(1,349)
General and administrative expenses		(16,422)	(1,106)	-	(17,528)
Operating profit	2	17,473	(2,369)	(4,686)	10,418
Financial income		255	-	2,972	3,227
Financial expense		(5,718)	-	(992)	(6,710)
Profit before taxation		12,010	(2,369)	(2,706)	6,935
Taxation	5	(3,340)	900	1,781	(659)
Profit for the year		8,670	(1,469)	(925)	6,276
Earnings per ordinary share					
Basic	6				5.6p
Diluted	6				5.4p

a) Fair value adjustment on acquired inventory

As required by IFRS 3 "Business Combinations", at the date of acquisition of ACMI finished goods were valued at the selling price less the costs of disposal and a reasonable profit allowance for the selling effort. Work in progress was valued at the selling price of the finished goods less costs to complete, costs of disposal and a reasonable profit allowance for completing and selling the goods. Raw materials were valued at current replacement cost. The fair value adjustment arising as a result of this valuation exercise amounted to an increase in the value of inventories of £4,686,000. This inventory uplift reversed through the income statement over the inventory turn and the charge arising in the year ended 31 December 2005 was £4,686,000.

b) Option accounting

On 16 June 2005 Gyrus announced the proposed acquisition of ACMI for a total consideration of $497 million. On the same date it entered a placing agreement to raise £116 million (net). In order to ensure that £116 million proceeds of the sterling capital raised would buy at least USD$ 206 million required for settlement, regardless of movements in the USD$:GBP£ exchange rate, Gyrus entered into an option agreement. The cost of the option was £992,000 and the terms of the option allowed for exercise up to the 15 August 2005.

On completion, the sale of option generated proceeds of £2,972,000 (a net gain of £1,980,000). This is an ineffective hedge under the provisions of IAS 39, and therefore the cost of the option and the sale proceeds thereof were taken to financial expense and financial income respectively in the year ended 31 December 2005.

Gyrus Group PLC
Statement of recognised income and expense
Year ended 31 December 2006

	2006 £000	2005 £000
Exchange differences arising on translation of operations	(32,864)	19,027
Deferred tax recognised on income and expenses directly in equity	451	443
Cash flow hedges		
Changes in accounting policy relating to the first-time adoption of IAS 39	-	(115)
Effective portion of changes in fair value of cash flow hedges net of recycling	75	809
Actuarial gain/(loss) on defined benefit pension plan	227	(35)
	(32,111)	20,129
Profit for the year	13,193	6,276
Total recognised income and expense for the year	(18,918)	26,405

Gyrus Group PLC
Consolidated Balance Sheet
As at 31 December 2006

	2006 £000	2005 £000
Assets		
Property, plant and equipment	20,784	20,057
Goodwill	253,538	288,251
Other intangible assets	89,831	110,288
Total non-current assets	364,153	418,596
Inventories	32,353	33,140
Trade receivables	33,713	35,509
Other current assets	7,076	8,849
Cash and cash equivalents	23,327	20,194
Total current assets	96,469	97,692
Total assets	460,622	516,288
Equity		
Share capital	(2,792)	(2,785)
Share premium	(305,282)	(303,699)
Merger reserve	(3,860)	(3,860)
Other reserves	22,102	(10,467)
Retained earnings	2,999	19,306
Total equity	(286,833)	(301,505)

Liabilities

Bank loan	**(99,633)**	(136,731)
Obligations under finance leases and hire purchase contracts	**(44)**	(146)
Deferred tax liabilities	**(13,778)**	(22,801)
Provisions	**(1,400)**	(1,624)
Total non-current liabilities	**(114,855)**	(161,302)
Bank overdrafts and loans due within one year	**(20,437)**	(13,123)
Trade and other payables	**(34,846)**	(37,700)
Current tax payable	**(540)**	(929)
Obligations under finance leases and hire purchase contracts	**(99)**	(134)
Provisions	**(3,012)**	(1,595)
Total current liabilities	**(58,934)**	(53,481)
Total liabilities	**(173,789)**	(214,783)
Total equity and liabilities	**(460,622)**	(516,288)

Gyrus Group PLC
Consolidated Cash Flow Statement
For the year ended 31 December 2006

	2006	2005
	£000	£000
Cash flows from operating activities		
Profit for the year	**13,193**	6,276
Adjustments for:		
Depreciation of property, plant and equipment	**4,784**	4,316
Amortisation of intangible assets	**8,803**	4,327
IAS 12 adjustment to goodwill (note 5)	**1,773**	-
Loss on disposal of property, plant and equipment	**81**	85
Financial income and expense	**9,020**	5,463
Exchange loss included in financial income and expense	**(423)**	(1,062)
Fair value adjustment on acquired inventory and option accounting	**-**	2,705
Equity settled share based payment expense	**2,656**	1,570
Taxation	**(3,068)**	659
Operating cash flows before movement in working capital	**36,819**	24,339
Increase in inventories	**(4,238)**	(1,263)
Increase in trade and other receivables	**(263)**	(10,268)
Increase in trade and other payables	**3,176**	948
Cash generated from operations	**35,494**	13,756
Interest paid	**(9,595)**	(3,227)
Tax paid	**(2,850)**	(573)
Net cash from operating activities	**23,049**	9,956
Cash flows from investing activities		
Interest received	**742**	192
Proceeds on disposal of property, plant and equipment	**306**	-
Acquisition of property, plant and equipment	**(7,685)**	(4,238)
Acquisition of patents, trademarks and other intangibles	**(140)**	(56)
Expenditure on product development	**(1,104)**	(253)
Acquisition of subsidiaries (net of cash acquired)	**-**	(289,775)
Net cash from investment activities	**(7,881)**	(294,130)

Cash flows from financing activities		
Proceeds from issue of share capital	**1,590**	155,660
(Repayment)/proceeds from (decrease)/increase in borrowings	**(12,403)**	141,259
Repayment of obligations under finance leases	**(110)**	(133)
Net cash from financing activities	**(10,923)**	296,786
Net increase in cash and cash equivalents	**4,245**	12,612
Cash and cash equivalents at beginning of year	**20,194**	7,263
Effect of foreign exchange rate fluctuations on cash held	**(1,112)**	319
Cash and cash equivalents at end of year	**23,327**	20,194
Bank balances and cash	**23,327**	20,194

Gyrus Group PLC
Notes to the Preliminary Announcement
Year ended 31 December 2006

1. Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU.

As permitted under IFRS 3 and as disclosed in note 3, an adjustment has been made to the opening goodwill balance arising on the acquisition of ACMI.

The financial information set out in this preliminary announcement does not constitute the Company's statutory accounts for the years ended 31 December 2006 or 31 December 2005. Statutory accounts for 2005 have been delivered to the registrar of companies and 2006 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by means of emphasis without qualifying their reports and (iii) did not contain statements under 237(2) or (3) of the Companies Act 1985.

2. Segment reporting

Segment information is presented in respect of the Group's business divisions, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structures for 2006.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments
The Group is comprised of the following main business segments:

ENT	Design, development, manufacture, marketing and sales of otology, sinus and rhinology and head and neck products
Surgical	Design, development, manufacture, marketing and sales of laparoscopic surgery products
Urology & Gynaecology	Design, development, marketing and sales of urology and gynaecology and visualisation products
Partnered Technologies	Out-licensing of the Group's proprietary technology in conjunction with a manufacturing contract for markets outside the Group's core sales and marketing competence

The 2005 segmental comparative for the Urology & Gynaecology Division represents the activities of ACMI between the date of acquisition (21 July 2005) and the year ended 31 December 2005. As part of the Group restructuring, a number of products were transferred between the Surgical, Urology & Gynaecology and Partnered Technologies Divisions. The effect of these changes is identified in a reconciliation of the 2005 revenue comparative in the result by segment.

For the year ended 31 December 2006

	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
	£000	£000	£000	£000	£000
Revenue					
External sales	38,532	52,465	26,238	96,107	213,342
Inter-segment sales	-	985	3,669	-	4,654
	38,532	53,450	29,907	96,107	217,996
Segment result before amortisation, restructuring charges and IAS 12 adjustment	4,138	11,227	5,697	14,777	35,839
Amortisation of acquired intangibles	-	(919)	(56)	(7,473)	(8,448)
IAS 12 adjustment	(1,542)	(231)	-	-	(1,773)
Restructuring charges	(335)	(1,989)	(47)	(3,437)	(5,808)
Segment result after amortisation, restructuring charges and IAS 12 adjustment	2,261	8,088	5,594	3,867	19,810
Unallocated corporate expenses					(665)
Profit from operations					19,145
Net finance costs					(9,020)
Profit before tax					10,125
Taxation					3,068
Profit for the year					13,193

As at 31 December 2006

	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Unallocated	
	£000	£000	£000	£000	£000	
Capital additions	990	3,488	1,339	3,095	17	
Depreciation	1,497	1,390	640	1,200	57	
Amortisation	110	927	124	7,642	-	
Assets	96,032	55,389	26,824	279,179	3,198	4
Liabilities	(56,917)	(3,182)	(4,890)	(116,248)	7,448	(17

For the year ended 31 December 2005

	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
	£000	£000	£000	£000	£000
Revenue					
2005 revenue comparative on basis of 2006 segments	40,119	37,561	23,022	49,674	150,376
Effect of restructuring of segment revenue	-	(387)	(370)	757	-
External sales as previously reported	40,119	37,174	22,652	50,431	150,376
Inter-segment sales	1,715	1,750	1,501	622	5,588
	41,834	38,924	24,153	51,053	155,964
Segment result before amortisation, restructuring charges and material non-recurring item	1,946	7,967	4,172	7,736	21,821
Amortisation of acquired intangibles	-	-	-	(3,873)	(3,873)
Restructuring charges	(846)	(876)	(34)	(613)	(2,369)
Material non-recurring item	-	-	-	(4,686)	(4,686)
Segment result after amortisation, restructuring charges and material non-recurring item	1,100	7,091	4,138	(1,436)	10,893
Unallocated corporate expenses					(475)
Profit from operations					10,418
Net finance costs excluding material non-recurring item					(5,463)
Material non-recurring item					1,980
Profit before tax					6,935
Taxation					(659)
Profit for the year					6,276

There was no material impact on segment result for the year ended 31 December 2005 of the effect of restructuring of segment revenue.

As at 31 December 2005

	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Unallocated
	£000	£000	£000	£000	£000
Capital additions	1,197	1,457	858	921	114
Depreciation	2,221	939	546	555	55
Amortisation	128	63	32	4,104	-
Assets	130,402	45,901	25,835	319,919	(5,769)

Liabilities	(59,907)	(3,910)	(3,497)	(145,651)	(1,818)	(21

The average number of employees for the year for each of the Group's principal divisions was as follows:

	Year ended 31 December 2006	Year ended 31 December 2005
ENT	**183**	235
Surgical	**302**	273
Partnered Technologies	**162**	139
Urology & Gynaecology	**747**	819
Head office & administration	**40**	32
	1,434	1,498

Geographical Segments

Turnover by destination	**Year ended 31 December 2006 £000**	Year ended 31 December 2005 £000
North America	**168,139**	111,361
United Kingdom and rest of Europe	**32,664**	28,196
Rest of world	**12,539**	10,819
	213,342	150,376

Assets	**2006 £000**	2005 £000
North America	**404,184**	467,769
United Kingdom and rest of Europe	**55,280**	47,234
Rest of world	**1,158**	1,285
	460,622	516,288

Capital additions

	2006 £000	2005 £000
North America	**7,459**	3,155
United Kingdom and rest of Europe	**1,434**	1,298
Rest of world	**36**	94
	8,929	4,547

3. Adjustment to opening goodwill on acquisition of ACMI

As disclosed in the Annual Report and Accounts for the year ended 31 December 2005, on 21 July 2005, Gyrus Group PLC acquired 100% of the share capital of ACMI. Fair values were assigned to ACMI's identifiable assets and liabilities on the basis of information available. Subsequent to the initial accounting for this business combination, a liability of £224,000 was identified that existed at the balance sheet date but for which no fair value was attributed on acquisition. As permitted under IFRS 3 ("Business Combinations"), the liability was recognised within twelve months of the acquisition date as an adjustment to the opening goodwill arising on acquisition. Net assets and liabilities restated at the acquisition are £14,711,000 and goodwill restated at acquisition £180,575,000. There was no impact on either profit or adjusted earnings per share for the years ended 31 December 2005 or 31 December 2006.

4. Restructuring

As a result of the acquisition of ACMI in 2005, a number of restructuring costs have been incurred across the Group. The total charge for the year ended 31 December 2006 amounted to £5,808,000 (2005: £2,369,000). An analysis of these costs is shown below.

	2006	2005
	£000	£000
Severance costs	**2,071**	1,320
Short-term sales commission alignment	**-**	352
Demonstration equipment write-off	**80**	148
Alignment of global enterprise resource planning systems	**58**	456
International distributor settlements	**241**	-
Manufacturing inefficiencies and other duplicated costs arising from the relocation of production	**1,365**	-
Set up costs associated with the customer service and distribution centre and Mexico production facility	**815**	-
Core integration team expenses	**881**	-
Gyrus ACMI rebranding	**143**	-
Other costs	**154**	93
	5,808	2,369

5. Income tax expense

Current tax expense

	2006	2005
	£000	£000
UK corporation tax charge on profits for the year	**(1,790)**	(379)
Adjustments in respect of previous periods	**24**	(54)
	(1,766)	(433)
Foreign tax on profits for the year	**(936)**	(487)
Adjustments in respect of previous periods	**181**	-
Total current tax charge	**(2,521)**	(920)
Deferred tax credit		
Origination and reversal of temporary differences	**2,819**	6,175
Benefit of tax losses recognised	**(1,616)**	(5,914)
Net effect of IAS 12 adjustment (*)	**-**	-
Adjustments in respect of previous periods	**4,386**	-
	5,589	261
Total income tax credit/(expense) in income statement	**3,068**	(659)

* As a result of previous acquisitions during 2000 and 2001 certain deferred tax assets were not recognised as it was considered unlikely that they would be utilised in future periods. The performance of these acquisitions is now better than originally anticipated thus, under IAS 12 ("Income Taxes"), the Group has adjusted goodwill equal to the tax benefit of the subsequently recognised losses. Accordingly a deferred tax asset of £2,054,000 was recognised and utilised together with a corresponding adjustment to goodwill net of a credit of £281,000 in respect of over amortisation in the period before transition to IFRS's. The net charge to operating expense in the year of £1,773,000 (2005: £nil) is disclosed separately on the face of the income statement.

Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) than the standard rate of corporation tax in the UK. The differences are explained below.

	2006 £000	2005 £000
Profit before taxation	**10,125**	6,935
Profit before taxation multiplied by standard rate of corporation tax in the UK 30% (2005:30%)	**3,038**	2,081
Effect of tax rates in foreign jurisdictions (rates higher than UK taxation)	**34**	456
Expenses not deductible for tax purposes	**569**	216
Other short-term temporary differences	**-**	(1,909)
R&D tax credit	**(563)**	-
Effect of tax losses utilised	**(1,760)**	(239)
Prior year adjustments and changes to prior estimates	**(4,386)**	54
Total tax (credit)/charge for the year	**(3,068)**	659

Deferred tax recognised directly in equity

	2006 £000	2005 £000
Relating to foreign exchange gain on translation	**(2,983)**	(220)
Relating to share option schemes	**(451)**	(443)
	(3,434)	(663)

In calculating the 2005 tax charge, certain legal and professional fees relating to the acquisition of ACMI were treated as non-deductible items. However, following a detailed review of these expenses, £4.1 million has been treated as allowable resulting in a prior year adjustment of £1.5 million. Other adjustments were in respect of depreciation, accrued interest and changes in estimates.

6. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2006 was based on the profit attributable to ordinary shareholders of £13,193,000 (year ended 31 December 2005:£6,276,000) and a weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 146,492,872 (year ended 31 December 2005:111,601,948).

Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2006 was based on the profit attributable to ordinary shareholders of £13,193,000 (year ended 31 December 2005:£6,276,000) and a weighted average number of ordinary shares for the year ended 31 December 2006 of 150,785,514 (year ended 31 December 2005:115,368,521).

Earnings

	2006 £000	2005 £000
Earnings for the purposes of basic and diluted earnings per share	**13,193**	6,276

Weighted average number of ordinary shares

	2006 Number	2005 Number
Issued ordinary shares at 1 January	**146,157,768**	83,652,980
Effect of share options exercised	**282,963**	289,121
Effect of shares issued in connection with deferred consideration	**52,141**	-
Effect of shares issued to acquire ACMI	**-**	27,659,847
Weighted average number of ordinary shares as at 31 December	**146,492,872**	111,601,948
Dilutive effect of share options in issue	**4,292,642**	3,766,573
Weighted average number of ordinary shares as at 31 December (diluted)	**150,785,514**	115,368,521

Basic earnings per share	**9.0p**	5.6p
Diluted earnings per share	**8.7p**	5.4p

Adjusted earnings per share

In order to provide a clearer measure of the Group's underlying performance, profit attributable to ordinary shareholders is adjusted to exclude items which management consider will distort comparability. Adjusted basic earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £25,030,000 (year ended 31 December 2005:£15,835,000) by the weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 146,492,872 (year ended 31 December 2005:111,601,948). Adjusted diluted earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders of £25,030,000 (year ended 31 December 2005:£15,835,000) by the weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 150,785,514 (year ended 31 December 2005: 115,368,521).

Earnings on which adjusted earnings per share is based:

	2006 **£000**	2005 £000
Earnings for the purpose of basic and diluted earnings per share	**13,193**	6,276
Net impact of fair value adjustments on acquired inventory and option accounting	**-**	2,706
Restructuring charges	**5,808**	2,369
Taxable benefit associated with restructuring charges**	**(201)**	-
Amortisation of acquired intangible assets	**8,448**	3,873
IAS 12 adjustment to goodwill	**1,773**	-
Charge relating to "special" LTIP award*	**1,598**	872
Deferred taxation	**(5,589)**	(261)
Earnings for the purposes of adjusted earnings per share	**25,030**	15,835
Adjusted basic earnings per share	**17.1p**	14.2p
Adjusted diluted earnings per share	**16.6p**	13.7p

*As part of the acquisition of ACMI, a "special" award of conditional shares under the Group's LTIP scheme was approved by shareholders and was made to retain and incentivise approximately 25 key executives to integrate the business effectively. The award will create a charge over approximately three years until the potential vesting date of July 2008. The charge relating to this award is considered to be another form of integration/restructuring cost.

** The tax credit of £2,128,000 associated with restructuring costs comprises a deferred taxation credit of £1,927,000 (2005: £900,000) and a current taxation benefit of £201,000 (2005: £nil). The current taxation benefit has been deducted from adjusted earnings per share to correctly reflect the net impact of restructuring. The current taxation benefit is lower than the effective tax rate as the costs of integration have principally been incurred within the US where tax losses are available to offset profits. In 2005, all integration costs were incurred in the US and hence no tax benefit was added back in that year.

7. Dividend
The Directors do not recommend the payment of a dividend.

8. Approval
This statement was approved by the Board of Directors on 15 March 2007.

9. Copies of the Preliminary Announcement and Annual Report and Accounts
This Preliminary Announcement will be sent to all shareholders and copies are available at the company's registered office, Fortran Road, St. Mellons, Cardiff, CF3 0LT.

Copies of the Annual Report and Accounts will be sent to all shareholders and further copies will be available at the company's registered office, Fortran Road, St. Mellons, Cardiff, CF3 0LT.

END

Close

Regulatory Announcement

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	14:37 19-Mar-07
Number	2233T

Gyrus Group plc ("the Company")

In conformity with the Transparency Directive, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market of the following:

The Company was informed, on 19 March 2007 that, as at 2 March 2007, AXA Investment Managers Limited holds an interest in 11,022,622 ordinary shares of 1p each in the Company, representing
approximately 7.50% of the voting rights of the Company's issued share capital.

END

Regulatory Announcement

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	14:30 19-Mar-07
Number	2225T

Gyrus Group plc ("the Company")

In conformity with the Transparency Directive, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market of the following:

The Company has been informed that, as at 19 March 2007, Lloyds TSB Group plc holds an interest in 8,933,487 ordinary shares of 1p each in the Company, representing approximately 6.08% of the voting rights of the Company's issued share capital.

END

END